UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2021
Commission File Number: 001-32199

SFL Corporation Ltd.
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated November 10, 2021, announcing preliminary financial results for the quarter ended September 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: November 16, 2021	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q3 2021

SFL Corporation Ltd.

Preliminary Q3 2021 results and increased quarterly cash dividend of $0.18 per share

Hamilton, Bermuda, November 10, 2021. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2021.

Highlights
•71st consecutive quarterly dividend declared, $0.18 per share
•Operating revenue of approximately $135.4 million, and net profit of $33.2 million in the third quarter
•Received charter hire1 of approximately $155.9 million in the quarter from the Company’s vessels and rigs, including $7.0 million of profit share
•Adjusted EBITDA2 of $100.7 million from consolidated subsidiaries, plus an additional $11.5 million adjusted EBITDA2 from associated companies
•Agreement to acquire three modern Suezmax tankers in combination with 5-year charters to a world leading commodity trading and logistics company
•Sale of seven Handysize dry bulk vessels for a net sales price of $98 million
•Delivery of five container vessels on charters to Evergreen and Maersk

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«SFL’s business model enables us to continuously renew and diversify our portfolio of assets and charters over time, supporting a long term distribution capacity. This has been achieved through multiple shipping cycles, by taking a very active approach to structuring investments and managing our balance sheet. As a result, approximately $2.4 billion has been returned to shareholders through dividends since 2004.

Over the last few quarters, we have demonstrated our commitment to expand our investment focus to assets and markets with a lower carbon footprint, illustrated by our recent ordering of dual fuel car carriers and investments in newer vessels with modern eco features. At the same time, we have divested of older and less fuel efficient vessels in the fleet.

We increase our quarterly dividend and see several investment opportunities ahead in modern maritime assets with long term charter coverage».

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.18 per share. The dividend will be paid on or around December 29, to shareholders on record as of December 15, and the ex-dividend date on the New York Stock Exchange will be December 14, 2021.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest, amortization and capital payments.

Results for the Quarter ended September 30, 2021
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $135.4 million in the third quarter of 2021, compared to $116.8 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $20.1 million of charter hire which is not identified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from entities classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring and/or non-cash items, including positive mark-to-market effects relating to interest rate swaps and equity investments of $2.6 million, and a decrease of $0.2 million in credit loss provisions.

Reported net income pursuant to U.S. GAAP for the quarter was $33.2 million, or $0.26 per share.
Business Update
As of September 30, 2021, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 70 wholly or partly owned vessels and newbuildings was approximately $2.7 billion.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may improve our operating results.

Most of SFL’s vessels are employed on time charters where the Company performs technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

During the quarter, SFL took delivery of five modern containerships which immediately commenced charters to Evergreen and Maersk, and the container vessels will have full revenue effect during the fourth quarter. The vessels are all built with eco features reducing the carbon footprint of our fleet, and the additions to the fleet comes simultaneously with the Company’s divestment of a significant number of older, less efficient ships.

SFL is committed to providing investors and other stakeholders with easy access to information on environmental, social and governance (“ESG”) factors. Our regularly published ESG reports, which are available on our website, are prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board (“SASB”). Furthermore, the report has incorporated the principles of the UN Global Compact. For those who are assessing the Company based on the framework of the Global Report Initiative (“GRI”), we have developed a GRI index, also available on our website.

Liners
Following recently announced transactions, SFL will have a liner fleet of 35 wholly or partly owned container vessels and six car carriers, including four dual fuel car carriers under construction. The liner fleet generated approximately $79.2 million in gross charter hire in the third quarter, including $2.8 million of profit share from fuel savings. Of the total gross charter hire, more than 90% was derived from vessels on long term charters and the remaining was derived from vessels on short term charters.
According to industry sources, the container shipping market continues to see extraordinary conditions with strong recovery in container volumes along with port congestion and logistical issues. During the quarter containership charter rates experienced record high levels, with continued near term market optimism.
3 Fixed rate backlog as per September 30, 2021 includes fully owned vessels and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. The backlog excludes rigs, charterers’ extension options and purchase options (if applicable).

As of September 30, 2021, including recently announced transactions, the estimated fixed rate charter backlog3 from the wholly and partly owned liner fleet was approximately $2.1 billion, with an average remaining charter term of approximately 4.6 years or 7.3 years if weighted by charter hire. The charter backlog includes approximately $420 million in backlog from the six car carriers.

In August 2021, SFL took delivery of two modern 6,800 teu container vessels. Both vessels commenced their respective six year charters to Maersk immediately upon delivery, increasing the backlog by more than $160 million.

In September 2021, the Company also took delivery of two modern 14,000 teu vessels. Both vessels are chartered out on time charters to Evergreen and added more than $80 million to SFL’s charter backlog. The two vessels are sister vessels to the four existing vessels SFL already had on charter to Evergreen.

In addition, in September 2021, SFL took delivery of a 2020-built 5,300 teu container vessel. The vessel commenced its time charter to Maersk immediately upon delivery for a period of seven years, increasing the backlog by approximately $50 million.

Also, during the quarter, the Company entered into an agreement with K Line to build and charter out two newbuild dual fuel 7,000 ceu car carriers designed to be fuelled by LNG. The charter period is ten years from delivery in 2024. The transaction is estimated to add more than $200 million to the fixed rate charter backlog.

Tankers
Including recently announced transactions, SFL has 12 crude oil, product and chemical tankers, with the majority employed on long term charters. The vessels generated approximately $15.8 million in gross charter hire in the third quarter.

Tankers trading in the spot market experienced continued weak results, with extended crude oil supply cuts. Subsequent to the quarter end the tanker market has seen improvements, as oil prices have risen following an increase in oil demand due to global energy shortages.

SFL has two Suezmax tankers trading in the spot market, and the net charter hire from these vessels was approximately $1.7 million in the third quarter, compared to approximately $1.8 million in the second quarter.

During the quarter, the Company agreed to acquire three Suezmax tankers in combination with 5-year time charters to a world leading commodity trading and logistics company. The vessels are built in 2019 and have the latest eco-design features including exhaust gas cleaning systems. The transaction is estimated to add $140 million to the fixed rate charter backlog, with delivery expected during the fourth quarter of 2021 and the first quarter of 2022.

Dry Bulk
During the quarter, the Company owned 22 dry bulk carriers. Twelve of the vessels were employed on long term charters, and the other ten are trading in the short term market. SFL generated approximately $48.5 million in gross charter hire from the dry bulk fleet in the third quarter, including $4.1 million of profit share.

During the third quarter, freight rates hit multi-year highs with strong rates in all vessel sizes following continued strong demand. There is continued port congestion and new volumes spilling over from the container market which is experiencing significant vessel shortage. The Company has ten dry bulk vessels ranging between 32,000 and 57,000 dwt, employed in the spot and short term market. These vessels generated approximately $20.7 million in net charter hire during the third quarter, compared to approximately $14.9 million in the previous quarter.

During the quarter, the Company entered into an agreement to sell seven smaller 32,000-34,000 dwt dry bulk vessels to an Asian buyer. Two of the vessels have already been delivered, with the remaining five expected to be delivered before year end. The vessels were debt free at quarter end, and the sale is expected to generate net cash proceeds of approximately $98 million, in addition to strong spot earnings during the fourth quarter prior to delivery.

Offshore
SFL owns two drilling rigs which are chartered out to subsidiaries of Seadrill on bareboat terms. In the third quarter, the Company received charter hire of approximately $12.3 million on the rigs.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the U.S. Bankruptcy Court for the Southern District of Texas. SFL and certain of its subsidiaries entered into court approved interim agreements with Seadrill relating to West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing.

During the third quarter, the Company entered into an amendment to its existing charter agreement relating to West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major until the second half of 2022, and thereafter redelivered to SFL in Norway.

Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and (ii) thereafter approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other modes, including when the rig is idle.

With regards to the West Linus, which is on a sub-charter to an oil major in the North Sea until the end of 2028, SFL continues to have a constructive dialogue with Seadrill, but we have not yet agreed terms for the period after Seadrill’s emergence from Chapter 11.

Financing and Capital Expenditure
As of September 30, 2021, SFL had approximately $251 million of cash and cash equivalents. Additionally, the Company had marketable securities of approximately $25 million, based on market prices at the end of the quarter, and is in compliance with all its loan covenants.

In September, the closing of two financing lease transactions took place, and $130 million was borrowed for financing of the two 6,800 teu container vessels, SFL Maui and SFL Hawaii, both on long term time charter to Maersk. The financings are each for a term of six years, matching the Maersk charters.

Also in September, SFL closed a $134 million bank loan facility for financing of the two recently acquired 14,000 teu container vessels on time charter to Evergreen matching the time charter period.

SFL currently has four dual fuel car carriers under construction for delivery in 2023 and 2024, and has agreed to purchase three Suezmax tanker vessels agreed for delivery in Q4 2021 and Q1 2022. The total committed remaining capital expenditures related to these seven vessels was approximately $420 million at quarter end. A significant portion of this is expected to be financed by debt facilities similar to SFL’s other assets with long term charters.

Strategy and Outlook
Management is committed to continuing the conservative profile of the Company by chartering out the majority of our assets on long term charters to operators with a strong financial and competitive position in their respective shipping and transportation markets. Our diversified and extensive charter portfolio provides the Company with a strong business platform, and the recent asset acquisitions and financing transactions are indicative of SFL’s position in the market.

The Company is well positioned for further growth, and we expect to develop new attractive opportunities going forward. We believe the combination of improving freight markets and attractive asset prices will create significant investment opportunities. SFL’s ability to manage both the technical and commercial operation of our assets, gives us the flexibility to offer our customers a wider range of solutions and structure transactions tailor made for each counterpart. This also allows to partially mitigate rechartering risk and opportunistically operate vessels in the spot or short term market along with maintain the potential upside.

We are also pleased to demonstrate our commitment to investments in assets with a lower carbon footprint through the recent transactions that include five modern eco container vessels, three eco Suezmax tankers and the order of four dual fuel car carriers in combination with long term charters.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another ten container vessels and three VLCCs were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’. The wholly owned subsidiary owning the drilling rig West Hercules was also applying the equity method of accounting and was included in ‘investment in associates’ until August 27, 2021 at which point it became a consolidated entity.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s finance lease receivables amongst other assets based on historical experience, current conditions, and reasonable supportable forecasts and recorded on the balance sheet, with the corresponding change in the provision being recorded on the income statement. At the end of the third quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $7.2 million.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

November 10, 2021

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
THIRD QUARTER 2021 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2020
except per share data)	2021	2021	(audited)
Charter revenues: operating lease	122,922	106,965	370,359
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	5,559	6,188	78,119
Profit share income	6,964	3,609	22,569
Total operating revenues	135,445	116,762	471,047
Gain/(loss) on sale of assets and termination of charters	56	—	2,250

Vessel operating expenses	(42,224)	(35,511)	(155,643)
Administrative expenses	(3,026)	(4,256)	(11,400)
Depreciation	(35,505)	(31,887)	(111,279)
Vessel impairment charge	—	(1,927)	(333,149)
Total operating expenses	(80,755)	(73,581)	(611,471)

Operating income/(loss)	54,746	43,181	(138,174)

Results in associates(2)	860	516	4,286
Interest income from associates(2)	1,708	2,038	11,925
Interest income, other	28	258	1,475
Interest expense	(23,222)	(22,485)	(126,402)
Amortization of deferred charges	(1,444)	(1,906)	(9,040)
Gain or (loss) on Investments in debt and equity securities	536	1,862	(22,453)
Income (expense) related to non-designated derivatives	393	(2,809)	(29,703)
Other financial items	(391)	(1,128)	83,661
Taxes	—	—	—
Net income/(loss)	33,214	19,527	(224,425)

Basic earnings/(loss) per share ($)	0.26	0.16	(2.04)

Weighted average number of shares(3)	126,781,184	118,485,463	108,971,605
Common shares outstanding(3)	126,785,545	126,257,098	116,044,222

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended September 30, 2021 was $8.5 million (three months ended June 30, 2021: $10.0 million; full year 2020: $60.6 million).
(2) Prior to the third quarter, two of our affiliates were accounted for as ‘Investment in associates’. During the quarter, one was consolidated after the occurrence of certain events. The contribution from these affiliates is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
THIRD QUARTER 2021 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,	Dec 31, 2020
(in thousands of $)	2021	2021	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	250,703	371,852	215,445
Restricted cash	5,570	5,866	8,953
Investment in marketable securities	24,691	22,805	28,805
Amount due from related parties	6,919	4,842	7,718
Investment in sales-type, direct financing & leaseback assets, current portion	23,284	41,508	55,420
Other current assets	63,613	49,884	40,095

Long term
Vessels and equipment, net	2,168,303	1,563,548	1,240,698
Vessels and equipment under finance lease, net	666,484	676,896	697,380
Newbuildings and vessel deposits	45,732	18,783	—
Investment in sales-type, direct financing & leaseback assets, long term	187,069	258,783	622,123
Investment in associates(2)	16,602	29,141	27,297
Amount due from related parties - long term(2)	45,000	125,000	123,910
Other long term assets	22,306	24,994	25,367

Total assets	$3,526,276	$3,193,902	$3,093,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	448,236	369,552	484,956
Amount due to related parties	1,152	1,329	2,724
Finance lease liability, current portion	50,613	50,025	48,887
Other current liabilities	47,745	39,321	39,964

Long term
Long term interest bearing debt, net of deferred charges	1,551,477	1,312,171	1,164,113
Finance lease liability, long term	485,997	498,823	524,200
Other long term liabilities	20,601	21,361	32,716

Stockholders’ equity	920,455	901,320	795,651

Total liabilities and stockholders’ equity	3,526,276	3,193,902	3,093,211

(1) Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2) One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
THIRD QUARTER 2021 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	2020
	2021	2021	(audited)

OPERATING ACTIVITIES
Net income/(loss)	33,214	19,527	(224,425)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,623	35,459	126,960
Vessel impairment charge	—	1,927	333,149
Adjustment of derivatives to fair value recognised in net income	(2,041)	1,024	20,432
(Gain) or loss on Investments in debt and equity securities	(536)	(1,862)	22,453
Results in associates	(860)	(516)	(4,286)
Loss (gain) on sale of assets and termination of charters	(56)	—	(4,144)
Repayment of Investment in sales-type, direct financing & leaseback assets	8,549	9,966	60,590
Other, net	166	1,112	(69,554)
Change in operating assets and liabilities	82	(4,673)	15,300
Net cash provided by operating activities	77,141	61,964	276,475

INVESTING ACTIVITIES
Additions to Investment in sales-type, direct financing & leaseback assets	—	—	(65,030)
Purchase of vessels and capital improvements in progress	(380,693)	(564)	(55,016)
Net investment in newbuildings and vessel deposits	(31,206)	(14,526)	—
Proceeds from sale of vessels and termination of charters	86,267	(519)	210,920
Disposal of subsidiary, net of cash disposed of	—	—	14,676
Cash received from (paid to) associates(1)	9,850	67	31,467
Other assets / investments	(1,180)	440	39,322
Net cash provided by/ (used in) investing activities	(316,962)	(15,102)	176,339

FINANCING ACTIVITIES
Repayments of finance lease liability	(12,239)	(12,167)	(68,599)
Proceeds from long and short term debt	264,000	201,000	397,231
Repayment of long and short term debt	(115,205)	(75,845)	(624,588)
Resale (repurchase) of Company bonds	(2,279)	(66,291)	(66,570)
Expenses paid in connection with securing finance	(2,735)	(3,127)	(4,752)
Payments for early settlements of interest rate swaps, net	—	—	(4,539)
Principal settlements of cross currency swaps, net	—	—	(11,706)
Cash received from share issuance	5,852	81,531	61,485
Cash dividends paid	(19,018)	(18,259)	(109,394)
Net cash provided by/ (used in) financing activities	118,376	106,842	(431,432)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	(121,445)	153,704	21,382
Cash, cash equivalents and restricted cash at beginning of period	377,718	224,014	203,016
Cash, cash equivalents and restricted cash at end of period	256,273	377,718	224,398

(1) Prior to the third quarter, two of our affiliates were accounted for as ‘Investment in associates’. During the quarter, one of the affiliates was consolidated after the occurrence of certain events. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these affiliates. The net cash balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2021 (UNAUDITED)

Please note that full preliminary accounts for River Box Holding Inc. (4x 19,000 teu container vessels) and SFL Hercules Ltd (West Hercules) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended September 30, 2021

	River Box	SFL Hercules	Total
(in thousands of $)	Holding Inc	Ltd (5)
Share presented	49.9%	100%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	5,046	—	5,046
Charter revenues- operating lease	—	3,688	3,688
Interest expense, related party(2)	(574)	(558)	(1,132)
Interest expense, other	(3,744)	(795)	(4,539)
Other items(3)	(49)	(2,154)	(2,203)
Net income/(loss) (4)	679	181	860
(1) ‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended September 30, 2021 was $2.8 million (River Box Holding Inc, $2.8m; SFL Hercules Ltd, $0.0m)
(2) ‘Interest expense, related party’ from these affiliates is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended September 30, 2021, the Company recorded $1.7 million from these associates. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3) ‘Other items’ includes an increase of the credit loss provision of $0.04 million for the three months ended September 30, 2021.
(4) ‘Net income/(loss) from these affiliates appears in the Company’s consolidated income statement as ‘Results in associates’.
(5) SFL Hercules was consolidated from August 27, 2021. Therefore, the income statement relates to the period until this date.

Condensed balance sheet data as of September 30, 2021

	River Box	SFL Hercules	Total
(in thousands of $)	Holding Inc (1)	Ltd (4)
Share presented	49.9%	100%
Cash and cash equivalents	2,123	—	2,123
Investment in direct financing leases including current portion	262,065	—	262,065
Total assets	264,188	—	264,188

Short term and long term portions of lease liability	223,958	—	223,958
Other current liabilities	1,173	—	1,173

Long term loans from shareholders, net(2)	22,455	—	22,455

Stockholder's equity(3)	16,602	—	16,602

Total liabilities and stockholder's equity	264,188	—	264,188
(1) 100% of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above.
(2) The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3) Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.
(4) SFL Hercules was consolidated from August 27, 2021.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
THIRD QUARTER 2021 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Sep 30, 2021
(in thousands of $)	Company (excluding associates)	100% owned associates	49.9% owned associates

Net cash provided by operating activities	77,141	(5,321)	3,360
Non cash movements in other assets and liabilities	446	7,656	177
Interest related to Non- Designated Derivatives	1,648	—	—
Interest expense	23,222	795	3,744
Interest income, other	(28)	—	—
Interest (income) expense from associates	(1,708)	558	574

Adjusted EBITDA (1)	100,721	3,688	7,855

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.